SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/23/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,234,724

8. SHARED VOTING POWER
499,732

9. SOLE DISPOSITIVE POWER

1,734,456
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,734,456

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

21.88%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 12 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No. 11 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
A member of the group sent the attached letter to the issuer.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 11/14/2008 there were 7,926,248 shares of common stock outstanding as of Nov 14, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,734,456 shares of WOC or 21.88% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to the CEO of Wilshire Enterprises, Inc.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/24/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1

Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

December 23, 2008

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11 43 Raymond Plaza West  10th Floor
Newark, NJ 07102


Dear Ms. Wilzig Izak:
Someone just brought the following matter to our attention.

The December 5, 2008 announcement issued by Wilshire stated that it has appointed Kevin B. Swill as president and chief operating officer, and a member of the companys board and the board's strategic planning committee.
Wilshires December 12, 2008 announcement stated that its next annual meeting of stockholders will be held on February 26, 2009.

Neither announcement states (1) the class of directors to which Mr. Swill was appointed or (2) if he will stand for election at the February 26, 2009 meeting. When we submitted our advance notice letter on Friday, December 19, 2008, we assumed he would stand for election at the February 26th meeting. Based on that assumption we proposed increasing the board to nine directors and indicated that the purpose of our proposal was that shareholders should be able to elect a majority of the board of directors at this meeting if they would rather pursue a liquidity event than the new direction strategy.

Since Wilshire has not disclosed the aforementioned material information, please be advised that our proposal should be construed for the purpose of allowing shareholders to be able to elect a majority of the board of directors at the February 26th meeting if they would rather pursue a liquidity event than the new direction strategy. Therefore, if for example, the incumbent board consists of seven directors and only two of them will be up for election at the meeting, our proposal would have been to increase the size of the Board to eleven so that shareholders can have an opportunity to elect a majority of directors committed to pursuing a liquidity event.

Please tell us immediately (1) the current size of the board and (2) how many directors the company intends to elect at the February 26th meeting. We will adjust our advance notice accordingly including, if necessary, modifying our bylaw proposal respecting the size of the board and providing information about any additional nominees with the goal of achieving the goal of affording shareholders an opportunity to elect a majority of the board at the February 26th meeting.

Thank you.

Very truly yours,



Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner